Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Asia Pacific High Dividend Equity Income Fund was held on July 6, 2017 to: 1) elect 4 nominees to the Board of Trustees of Voya Asia Pacific High Dividend Equity Income Fund.
	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Martin J. Gavin	1	9,468,718.000	1,399,935.000	0.000	0.000	10,868,653.000
Patrick W. Kenny	1	5,638,067.000	5,230,586.000	0.000	0.000	10,868,653.000
Shaun P. Mathews	1	5,652,880.000	5,215,773.000	0.000	0.000	10,868,653.000
Roger B. Vincent	1	9,461,273.000	1,407,380.000	0.000	0.000	10,868,653.000

Proposal passed.